

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 23, 2015

Via E-mail
Daniel A. Bergeron
Chief Financial Officer
RBC Bearings Incorporated
One Tribology Center
Oxford, Connecticut 06478

> **Re:** **RBC Bearings Incorporated**
> **Form 10-K for Fiscal Year Ended March 28, 2015**
> **Filed May 27, 2015**
> **Form 10-Q for Fiscal Quarter Ended September 26, 2015**
> **Filed November 5, 2015**
> **File No. 0-51486**

Dear Mr. Bergeron:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended September 26, 2015

10. Acquisitions, page 15

1. We note your disclosure that management has not completed its analysis of estimating the fair value of certain contingent liabilities. Please tell us why you have not included the disclosures required by ASC 450-20-50 for these contingent liabilities. Please refer to ASC 805-20-50-1.d. for additional guidance.

2. We note from the financial statements included in the Form 8-K/A filed on July 10, 2015, that Sargent enters into bill and hold arrangements with its customers. Please tell us the extent to which revenues were recognized for bill and hold arrangements during the six-months ended September 26, 2015, and also during the periods presented in the Form 8-K/A.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 17
Results of Operations, page 20

3. We note your discussion and analysis of net sales on a consolidated basis that industrial sales decreased 7.5% and aerospace and defense sales decreased 3.8% on an organic basis without any further analysis as to the material facts and circumstances that led to the decline in sales for these markets. Please confirm that you will provide expanded analysis of the material factors impacting your net sales and other line items comprising income from continuing operations. In this regard, we note during the second quarter of fiscal year 2016 conference call that the CEO attributed the decline in industrial sales to (a) constrained plant throughput; (b) uneven demand for train components; and (c) weak demand from mining and oil markets. For the decline in aerospace and defense, the CEO attributed the decline to major contract negotiations with Boeing and Airbus delaying order placement for the last six months and due to a price pruning strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction